                                     CINRAM
                            FIRST QUARTER REPORT 2003

              Unaudited first quarter ended March 31, 2003 and 2002

                              (PHOTO OF RACE CAR)

                                   A RECORD
                                  PERFORMANCE

                                 (CINRAM LOGO)

                  CINRAM ANNOUNCES 2003 FIRST QUARTER RESULTS

For the first quarter ended March 31, 2003, consolidated revenue increased by 8% to $195.1 million, up from $181.4 million in the prior year first quarter. Earnings before interest expense, investment income and income taxes (EBIT*) increased to $17.7 million, compared to $6.2 million in 2002. Net earnings increased to $10.9 million or $0.20 diluted per share, compared to $4.0 million or $0.07 diluted per share in the prior year first quarter.

      In the United States, first quarter revenue increased by 8%, led by a significant increase in DVD unit shipments, combined with higher distribution services revenue. In Canada, first quarter revenue increased by 31%, driven by the growth in DVD unit shipments, primarily from the recent signing of an exclusive DVD replication supply agreement. In Europe, revenue decreased by 12%, the result of lower CD and VHS video cassette shipments, partially offset by higher DVD unit sales. Early in 2003, the Company completed the sale of its facility in the Netherlands, resulting in a charge to earnings of $4.6 million. This charge was reflected in our 2002 year end results.

      The demand for DVDs continues to exceed expectations. In the 2003 first quarter, DVD sales represented 37% of consolidated revenue, up from 25% in the prior year. Accordingly, the Company has placed orders for additional DVD capacity, scheduled for initial delivery in May. Once this equipment is installed, the Company will have a daily capacity of 1 million units for North America.

      Gross profit for the 2003 first quarter increased to $34.0 million from $24.9 million during the same period last year. As a percentage of revenue, gross profit increased to 17% in the 2003 first quarter, compared to 14% in the prior year first quarter. The increase in gross profit resulted from a shift in product mix to DVDs, improved production efficiencies and the increased ability to manufacture DVD orders in house.

      Selling, general and administrative expense for the 2003 first quarter decreased slightly to $18.0 million compared to $18.2 million during the same period last year. This decrease was partly due to the fact that costs associated with the VHS video cassette and music cassette facility in the Netherlands are no longer included in the 2003 results. As a percentage of revenue, selling, general and administrative expense decreased to 9.2% during the 2003 first quarter, as compared to 10.0% in the prior year period.

      As at March 31, 2003, the Company's gross cash position was $183.0 million compared to $164.2 million as at December 31, 2002, and the net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $135.6 million compared to $110.2 million as of the end of 2002. The increase in the cash balances is directly attributable to the Company's strong cash flow from operations during the quarter.

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.03 per share, payable on June 30, 2003 to the shareholders of record at the close of business on June 15, 2003.

OUTLOOK

Cinram remains optimistic about its performance for the balance of the year given the continued strong demand for DVDs, which should more than offset any declines in other media products.

cinram 01 2003

ABOUT CINRAM INTERNATIONAL INC.

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

CINRAM INTERNATIONAL INC. FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; and other factors which are described in the Company's filings with the Securities Commission.

Three months ended March 31,       2003          2002
-------------------------------------------------------
EBIT *                           $ 17,647      $  6,186
Interest expense                    1,099         1,297
Investment income                  (1,052)         (644)
Income taxes                        6,670         1,548
-------------------------------------------------------
Net earnings                     $ 10,930      $  3,985
=======================================================


* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to Net earnings under GAAP as found in the table above.


-s- ISIDORE PHILOSOPHE

ISIDORE PHILOSOPHE

CHIEF EXECUTIVE OFFICER



                                                                  cinram 02 2003

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2002. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the first quarter of 2003 of $10.9 million increased from the prior year first quarter earnings of $4.0 million, resulting from an increase in DVD unit shipments across all regions, combined with higher distribution revenues.

REVENUE

2003 first quarter revenue increased 8% to $195.1 million, an increase from $181.4 million in the prior year period. Total multimedia units shipped increased by 6% during the 2003 first quarter. The significant increase in DVD unit shipments was partially offset by unit declines for audio CD, CD-ROM, audio cassettes and VHS video cassettes. Furthermore, the Company experienced lower average selling prices for all media formats during the first quarter of 2003 as compared to the prior year period.

      2003 first quarter revenue from the home video replication/duplication segment increased to $121.1 million from $111.6 million in the prior year period. DVD revenue increased by 62% in the 2003 first quarter as consumer demand for this product continued to grow. The growth in DVD demand during the first quarter of 2003 was offset by a 30% decrease in VHS video cassette revenue, resulting from demand for DVDs replacing demand for VHS video cassettes, combined with lower selling prices.

      2003 first quarter revenue from the audio/ROM replication/duplication segment decreased to $39.8 million from $52.2 million in the prior year period. Audio CD revenue decreased 12%, resulting from lower unit shipments combined with declining average selling prices. CD-ROM revenue decreased 32% from the first quarter of last year, resulting from a decrease in demand from the internet service provider market. Audio cassette revenue decreased 62% in the first quarter of 2003 compared to the prior year period, as sales for this format continue to decline throughout the industry. Furthermore, first quarter revenue was negatively impacted by the sale of the Company's VHS video cassette and audio cassette manufacturing facility in the Netherlands.

      Distribution services revenue (included in "other" segment) increased to $18.4 million during the first quarter of 2003, up from $12.1 million in the prior year period. The growth in distribution service revenue is expected to continue as customers offload their distribution requirements to manufacturers such as Cinram.

GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue increased 14% to $155.0 million in the first quarter of 2003, up from $135.9 million in the first quarter of 2002, driven by revenue growth in Canada, and to a lesser extent the United States.

      In Canada, 2003 first quarter revenue increased 31%, reflecting additional business from new DVD and distribution contracts, partially offset by lower demand for CDs, audio cassettes and VHS video cassettes, combined with lower selling prices. During the first cinram 03 2003
quarter of 2003, revenue from Canadian operations represented 22% of consolidated revenues, compared to 18% in the prior year.

      In the United States, revenue increased 8% in 2003 from the first quarter of 2002, reflecting continued growth in DVD unit shipments, combined with an increase in distribution services revenue. The Company expects this trend to continue given the growing consumer demand for DVDs. During the 2003 first quarter, increased DVD revenue was partially offset by revenue declines for CD, audio cassette and VHS video cassette. As a result, U.S. revenues represented 55% of consolidated revenue, consistent with the prior year.

      In Mexico, 2003 first quarter revenue increased 31% from the prior year, resulting from the increase in DVD and distribution revenue. This region represented 3% of consolidated sales during the first quarter of 2003, compared to 2% in the prior year.

EUROPE

In Europe, revenue decreased 12% to $40.1 million in the first quarter of 2003, down from $45.5 million in the prior year comparable period, due to the sale of the Company's facility in The Netherlands in early 2003. Excluding revenue from this facility, revenue for Europe increased 2%, resulting from the increased demand for DVDs and distribution services. European revenue represented 21% of consolidated sales, down from 25% in the prior year.

      In terms of individual territories, revenue in the UK decreased by 12% in the first quarter of 2003 as unit shipments of VHS video cassettes declined, partially offset by an increase in DVD unit sales.

      In France, 2003 first quarter revenue increased by 9% in comparison to prior year levels, due to increases in both DVD unit shipments and distribution services revenue.

INDUSTRY SEGMENTS

Cinram's home video segment, consisting of DVDs and VHS videocassettes, represented $121.1 million of revenue in the 2003 first quarter, increasing from $111.6 million in the prior year comparable period. This segment accounted for 62% of consolidated revenue, consistent with the prior year.

      DVD revenue increased 62% to $72.9 million from $45.0 million in the prior year, reflecting increased consumer demand for this product across all geographic regions, especially in the United States. DVD revenue represents 37% of consolidated revenue in the first quarter of 2003, up from 25% in the first quarter of 2002.

      Video cassette revenue decreased by 30% to $44.6 million in the first quarter of 2003, down from $63.5 million in the prior year, reflecting a decrease in both unit shipments and selling prices. VHS video cassette revenue represents 23% of consolidated revenue for the first quarter of 2003, down from 35% in the prior year period.

      Revenue from Cinram's audio/ROM segment, consisting of audio CD, CD-ROM and audiocassette, totaled $39.8 million in the first quarter of 2003, decreasing from $52.2 million in the prior year comparable period. This segment accounted for 20% of consolidated revenue during the 2003 first quarter, a decrease from 29% in the prior year, as the Company experienced reduced unit sales for audio CD, CD-ROM and audio cassette.


                                                                  cinram 04 2003

                   2003 MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                     (continued)


      Audio CD revenue decreased 12% in the first quarter of 2003 from the prior year comparable period due to declining selling prices. CD-ROM revenue decreased 32% during the 2003 first quarter compared to the prior year period, driven by reduced orders associated with the internet service provider market.

      Audio cassette revenue decreased 62% in the 2003 first quarter, due in part to the sale of the Company's Netherlands facility. This facility accounted for 35% of Cinram's audio cassette revenue in first quarter of 2002.

      Distribution and fulfillment services revenue (included in "other" segment) increased to $18.4 million in the first quarter of 2003, up from $12.1 million in the first quarter of 2002. The Company provides these services in addition to manufacturing, as these services continue to be a key driver of business, as well as a major influence in the Company's ability to secure significant new contracts. Distribution and fulfillment services revenue represents 9% of consolidated revenue in 2003, up from 7% in the first quarter of 2002.

GROSS PROFIT

Gross profit was $34.0 million for the 2003 first quarter, compared to $24.9 million in the prior year comparable period. As a percentage of sales, gross profit increased to 17%, compared to 14% over the past year. The increase is the result of the continued shift in product mix towards DVDs which provide higher margins on a per unit basis, combined with lower fixed overhead, particularly in the United States.


      Amortization expense from capital assets increased to $16.6 million in the 2003 first quarter, compared to $15.9 million in the prior year period, driven by the increase in capital expenditures over the past few years, combined with the accelerated amortization for VHS video cassette and CD equipment implemented in the second quarter of 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased slightly from prior year, totaling $18.0 million in the first quarter of 2003, compared to $18.2 million in the prior year. As a percentage of sales, selling, general and administrative expenses decreased to 9% in the 2003 first quarter, compared to 10% in the prior year period. The decrease in costs was the associated with the sale of the Netherlands facility, effective January 2, 2003.

INTEREST EXPENSE

Interest expense decreased to $1.1 million in the first quarter of 2003, compared to $1.3 million in 2002, resulting from the reduction in capital lease obligations associated with the sale of the facility in The Netherlands.

INVESTMENT INCOME

Investment income increased to $1.1 million in the first quarter of 2003, compared to $0.6 million in the first quarter of 2002, resulting from higher average cash balances.


cinram 05 2003

INCOME TAXES

The Company's effective tax rate for the first quarter of 2003 is 38%, compared to an effective rate of 28% in the comparable prior year period. The low effective tax rate in the prior year includes income tax recoveries relating to loss carry forwards previously not recorded in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $135.6 million compared to $110.2 million at December 31, 2002. This increase in the net cash position is the result of cash flow from operations during the first quarter of 2003.

      The Company's working capital position was $194.4 million at the end of the 2003 first quarter, up from $186.1 million as at December 31, 2002. Earnings before interest expense, investment income and income taxes (EBIT*) was $17.6 million during the 2003 first quarter, compared to $6.2 million in the first quarter of 2002.

      During the first quarter of 2003, Cinram invested $10.9 million in capital assets, the majority earmarked for increased DVD capacity in North America, as the Company anticipates increasing capacity by 45% during the current year.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its December 31, 2002 Annual Report.

Three months ended March 31,                 2003          2002
----------------------------                 ----          ----
EBIT *                                     $ 17,647      $  6,186
Interest expenses                             1,099         1,297
Investment Income                            (1,052)         (644)
Income taxes                                  6,670         1,548
                                           --------      --------
NET EARNINGS                               $ 10,930      $  3,985
                                           ========      ========


* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to Net earnings under GAAP as found in the table above.


                                                                  cinram 06 2003

CONSOLIDATED BALANCE SHEETS


                                               (stated in thousands of Canadian dollars)
----------------------------------------------------------------------------------------
                                                                 (UNAUDITED)
March 31, 2003 and December 31, 2002                                 2003         2002
------------------------------------                                 ----         ----
ASSETS
CURRENT ASSETS:
           Cash and cash equivalents                               $182,985     $164,216
           Accounts receivable                                      190,889      223,385
           Inventories                                               38,285       63,063
           Prepaid expenses                                          16,927       11,137
           Future income taxes                                        8,402        8,905
                                                                   --------     --------
                                                                    437,488      470,706
Capital assets                                                      274,320      298,345
Assets under capital lease                                            9,406       13,300
Goodwill                                                              6,522        6,789
Other assets                                                         30,468       40,553
                                                                   --------     --------
                                                                   $758,204     $829,693
                                                                   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

           Accounts payable and accrued liabilities                $219,087     $257,464
           Income taxes payable                                      11,614       13,602
           Current portion of long-term debt                         11,172       11,977
           Current portion of obligations under capital leases        1,234        1,569
                                                                   --------     --------
                                                                    243,107      284,612

Long-term debt                                                       36,203       42,012
Obligations under capital leases                                      8,371       16,318
Future income taxes                                                  24,989       26,581

SHAREHOLDERS' EQUITY:

           Capital stock (note 2)                                   240,408      240,408
           Contributed surplus                                          182          182
           Retained earnings                                        203,007      193,734
           Foreign currency translation adjustment                    1,937       25,846
                                                                   --------     --------
                                                                    445,534      460,170
                                                                   --------     --------
                                                                   $758,204     $829,693
                                                                   ========     ========

See accompanying notes to consolidated financial statements



cinram 07 2003

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

     (unaudited, stated in thousands of Canadian dollars, except per share amounts)
     ------------------------------------------------------------------------------
Three months ended March 31, 2003 and 2002                    2003           2002
------------------------------------------                    ----           ----
Revenue                                                    $ 195,106      $ 181,433
Cost of goods sold                                           161,090        156,512
                                                           ---------      ---------
Gross profit                                                  34,016         24,921

Selling, general and administrative expenses                  18,015         18,204
Exchange (gain) loss on foreign currency balances             (1,646)           531
                                                           ---------      ---------
                                                              16,369         18,735
                                                           ---------      ---------
Earnings before interest expense, investment
income and income taxes                                       17,647          6,186

Interest expense on long-term debt                               892            727
Interest expense on capital leases                               152            221
Interest expense - other                                          55            349
Investment (income)                                           (1,052)          (644)
                                                           ---------      ---------
Earnings before income taxes                                  17,600          5,533
                                                           ---------      ---------
Income taxes                                                   6,670          1,548
                                                           ---------      ---------
Net earnings                                                  10,930          3,985

Retained earnings, beginning of period                       193,734        143,669
Dividends declared                                            (1,657)        (1,097)
                                                           ---------      ---------
Retained earnings, end of quarter                          $ 203,007      $ 146,557
                                                           =========      =========
Earnings per share (note 4):
  Basic                                                    $    0.20      $    0.07
  Diluted                                                       0.20           0.07
                                                           =========      =========
Weighted average number of share outstanding (note 4):

  Basic (in thousands)                                        55,197         54,839
  Diluted (in thousands)                                      55,567         55,124
                                                           =========      =========



See accompanying notes to consolidated financial statements.

                                                                  cinram 08 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         (unaudited, stated in thousands of Canadian dollars)
                                         ----------------------------------------------------
Three months ended March 31, 2003 and 2002                             2003           2002
------------------------------------------                             ----           ----
Cash provided by (used in):

OPERATIONS:

  Net earnings                                                      $  10,930      $   3,985
  Items not involving cash:
  Amortization                                                         16,626         15,999
  Gain on disposition of capital assets                                  (217)            --
  Unrealized foreign exchange (gain)                                   (7,130)           (63)
  Net change in non-cash working capital                               11,765         38,881
                                                                    ---------      ---------
                                                                       31,974         58,802

FINANCING:

  Decrease in bank operating loans                                         --         (8,517)
  Decrease in long-term debt                                           (2,969)        (2,159)
  Decrease in obligations under capital lease                            (283)          (850)
  Issuance of common shares                                                --            232
  Dividend paid                                                        (1,657)        (1,097)
                                                                    ---------      ---------
                                                                       (4,909)       (12,391)

INVESTMENTS:

  Purchase of capital assets                                          (10,857)        (4,387)
  Proceeds on disposition of capital assets                               381             --
  Decrease in other assets                                             10,085          3,100
                                                                    ---------      ---------
                                                                         (391)        (1,287)

Foreign exchange (loss) gain on cash held in foreign currencies        (7,905)           887
                                                                    ---------      ---------
Increase in cash and cash equivalents                                  18,769         46,011

Cash and cash equivalents, beginning of quarter                       164,216         91,879
                                                                    ---------      ---------
Cash and cash equivalents, end of quarter                           $ 182,985      $ 137,890
                                                                    =========      =========

Supplemental Cash Flow Information:
  Interest paid                                                     $     937      $     978
  Income taxes paid                                                     8,290          5,861
                                                                    =========      =========

See accompanying notes to consolidated financial statements.


cinram 09 2003

   Three months ended March 31, 2003 and 2002 (unaudited, stated in thousands of
               Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

            These unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, these unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended December 31, 2002.

            The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the three months then ended.

            The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically earned in the fourth quarter. The business seasonality results in performance for the first quarter ended March 31, 2003, which is not necessarily indicative of performance for the balance of the year.

            The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2002 audited consolidated financial statements, except as follows:

      GUARANTEES:

      (a) Effective January 1, 2003, the Company implemented Accounting Guideline 14 "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payments under the Guarantee is remote.

                  The Company provided routine indemnification's, whose terms range in duration and often are not explicitly defined. These guarantees may include performance, pricing, delivery and customer inventory. The maximum amount from these indemnification's cannot be reasonably estimated. In some cases the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these type of indemnification's.


                                                                  cinram 10 2003

                            (unaudited, stated in thousands of Canadian dollars)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                     (continued)

      2.    CAPITAL STOCK:

            The following table summarizes information on Capital Stock and related matters at March 31, 2003:

                              Outstanding     Exercisable
Warrants                        1,700,000      1,700,000
Common shares                  55,196,891     55,196,891
Common share stock options      2,756,340      1,774,171


      3.    STOCK BASED COMPENSATION

            In accordance with CICA Handbook section 3870, the Company discloses pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.

                  Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below. The pro forma disclosure omits the effects of awards granted before fiscal years beginning on or after January 1, 2002.


                                            Three months ended
                                              March 31, 2003


Net earnings, as reported                      $   10,930
Stock-based compensation expense                      550
                                               ----------
Pro forma net earnings                         $   10,380
                                               ==========

Basic earnings per share, as reported          $     0.20
Effect of stock-based compensation expense           0.01
                                               ----------
Pro forma basic earnings per share             $     0.19
                                               ==========
Diluted earnings per share, as reported        $     0.20
Effect of stock-based compensation expense           0.01
                                               ----------
Pro forma diluted earnings per share           $     0.19
                                               ==========

      No options were granted by the Company during the quarter ended March 31, 2003. Also, no options were granted by the Company during the quarter ended March 31, 2002 and as a result, comparative fair value disclosures have not been provided.

            The weighted average estimated fair value at the date of the grant for options granted during the year ended December 31, 2002 was $5.28 per share.

            The fair value of each option granted during 2002 was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:


cinram 11 2003

           (unaudited, stated in thousands of Canadian dollars, except per share information)

Risk-free interest rate                                4.0%
Dividend yield                                       0.768%
Volatility factor of the future expected market
price of common shares                                  60%
Weighted average expected life of the options       5 years



      The weighted average estimated fair value at the date of the grant for options granted during the year ended December 31, 2002 was $5.28 per share.

            The fair value of each option granted during 2002 was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions: (unaudited, stated in thousands of Canadian dollars, except per share information) Risk-free interest rate 4.0% Dividend yield 0.768% Volatility factor of the future expected market price of common shares 60% Weighted average expected life of the options 5 years

            For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period .

4.    EARNINGS PER SHARE:

      The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

(all figures in 000s)                                     Three months ended
                                                         ---------------------
                                                         March 31,   March 31,
                                                              2003        2002
                                                         ---------   ---------
Earnings available to common shareholders                  $10,930     $ 3,985

BASIC EARNINGS PER SHARE

Weighted average number of shares outstanding               55,197      54,839
Basic earnings per share                                   $  0.20     $  0.07

DILUTED EARNINGS PER SHARE

Weighted average number of shares outstanding               55,197      54,839
Dilutive effect of stock options                               370         285
                                                           -------     -------
Adjusted weighted average number of shares outstanding      55,567      55,124
Diluted earnings per share                                 $  0.20     $  0.07
                                                           -------     -------


                                                                  cinram 12 2003

                            (unaudited, stated in thousands of Canadian dollars)

      NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                     (continued)



      5.    SEGMENTED INFORMATION:

            The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

            The audio/ROM replication/duplication segment manufactures audio cassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

            The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2002 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

INDUSTRY SEGMENTS:                        Three months ended March 31, 2003 and 2002
------------------                        ------------------------------------------
                                  AUDIO/ROM     HOME VIDEO
                                  REPLICATION/  REPLICATION/
2003                              DUPLICATION   DUPLICATION    OTHER        TOTAL
----                              -----------   -----------    -----        -----
REVENUE FROM
  EXTERNAL CUSTOMERS               $ 39,757     $121,135     $ 34,214     $195,106
EARNINGS BEFORE
  INTEREST EXPENSE,
  INVESTMENT INCOME,
  AND INCOME TAXES                    1,278       15,873          496       17,647
TOTAL ASSETS                        154,501      470,745      132,958      758,204
AMORTIZATION OF CAPITAL ASSETS        4,213       10,694        1,719       16,626
CAPITAL EXPENDITURES                     33       10,680          144       10,857

                                 Audio/ROM     Home Video
                                 replication/  replication/
2002                             duplication   duplication     Other       Total
----                             -----------   -----------     -----       -----
Revenue from
  external customers               $ 52,247     $111,644     $ 17,542     $181,433
Earnings before
  interest expense,
  investment income,
  and income taxes                    1,437        4,732           17        6,186
Total assets                        194,397      416,188       72,275      682,860
Amortization of capital assets        4,625        9,821        1,553       15,999
Capital expenditures                    408        2,377        1,602        4,387

cinram 13 2003

                            (unaudited, stated in thousands of Canadian dollars)
GEOGRAPHIC SEGMENTS:                     Three months ended March 31, 2003 and 2002
                                     UNITED
2003                    CANADA       STATES       FRANCE       OTHER        TOTAL
----                    ------       ------       ------       -----        -----
REVENUE FROM
EXTERNAL
CUSTOMERS              $ 42,965     $106,422     $ 28,864     $ 16,855     $195,106
CAPITAL ASSETS AND
GOODWILL                 70,004      177,688       40,412        2,144      290,248


                                     United
2002                    Canada       States       France       Other        Total
----                    ------       ------       ------       -----        -----
Revenue from
external
customers              $ 32,855     $ 98,749     $ 26,395     $ 23,434     $181,433
Capital assets and
goodwill                 62,769      200,009       40,642        8,788      312,208

(CINRAM LOGO)                        CINRAM INTERNATIONAL INC.

                                     CORPORATE HEAD OFFICE
                                     2255 Markham Road
                                     Toronto, Ontario, Canada  M1B 2W3
                                     Telephone (416) 298-8190
                                     Fax (416) 298-0612
                                     www.cinram.com